[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7067
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rranum@fredlaw.com
June 11, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 20, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated June 4, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2010 (the “Amendment No. 1”). A responsive Pre-Effective Amendment No. 2 to the Form S-1 (the “Amendment No. 2”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 2 showing changes to the Amendment No. 1 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.
Prospectus Summary, page 1
1.	We note your response to prior comment 39. However, it appears that your registration statement still contains several unsubstantiated statements. Therefore, we reissue the comment.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 1, 28, 43, 44, 52, 66, 68 and F-7 of Amendment No. 2.

2.	We note your response to prior comment 3. Please briefly explain the reason for the significant increase in your net loss for the quarter ended March 31, 2010.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 1 of Amendment No. 2.

3.	Please clarify the meaning of the term “commercialize” as it is used by you throughout the document. To the extent that you are referring to specific steps or milestones, please explain this term at the front of the prospectus so that investors may have a clear understanding of its meaning as they read your disclosure.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 3 of Amendment No. 2.
Our Solution, page 2
4.	We note your added disclosure with regard to potential disadvantages. Note that balanced disclosure requires that you discuss rather than merely list these disadvantages. Furthermore, please consider whether additional disadvantages should be discussed here.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 2, 3, 54 and 55 of Amendment No. 2. In addition, we are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter with backup information relating to the added statements relating to a July 2009 article in the Journal of Invasive Cardiology.
Risk Factors, page 7
5.	We note your response to prior comment 8. Your risk factor states that you are highly dependent on clinical investigators and sites to conduct your trials and to perform other related matters. We are unable to reconcile this disclosure with the statement in your supplemental response that your agreements with these parties are not material. Please revise to disclose the information requested in our prior comment 8. In addition, please file the agreements as exhibits.

Response: While the Company recognizes that it is highly dependent on the totality of the clinical investigators and sites relating to its clinical trials, the Company is not substantially dependent on any one such investigator or site, and each of the related agreements is of the type that ordinarily accompany the Company’s business. The Company advises the Staff that its international clinical trial is near completion, with only a small number of final patient follow-up examinations to be completed, and none of the individual agreements relating to the international trial is material to the Company and the Company is not, nor has it been, substantially dependent on any one such agreement. The Company’s U.S. trial has not yet begun and Clinical Trial Agreements for the U.S. trial have not been executed, as the Company is in the process of finalizing the protocol design for the trial with the FDA. The Company has identified potential study sites and has only entered into Confidentiality Agreements, Financial Disclosure Agreements and Investigator Agreements with the potential study sites. The Company is a party to 26 Investigator and Co-Investigator Agreements for the U.S. trial with six potential study sites. The Company does not believe that any individual Investigator or Co-Investigator Agreement is material or otherwise required to be filed as an exhibit to the Form S-1 because each Investigator or Co-Investigator Agreement is made in the ordinary course of the Company’s business, is not material in amount, and is not otherwise of the type required to be filed by Item 601(b)(10) of Regulation S-K, and the Company is not substantially dependent on any one such agreement. The Company has, however, filed the two agreements entered into with Contract Research Organizations as Exhibits 10.30 and 10.31 to Amendment No. 2.
Our operations involve hazardous materials . . . , page 17
6.	In your response to prior comment 9 you state that the burden of compliance with regulations regarding hazardous and toxic materials is not material to your business. However, given your disclosure in this risk factor that you “could incur costs, fines and civil and criminal sanctions... or could be required to incur substantial investigation or remediation costs,” it appears the effects of these regulations may be material to your business. Please tell us why the effects of these regulations are not material to your business or provide the disclosure requested in our prior comment 9.

Response: The Company currently generates only a small amount of regulated waste, in the form of isopropanol (rubbing alcohol) and weak acids, both of which are used for device cleaning. The Company has revised the risk factor to clarify that any risks relating to environmental regulations would arise out of future environmental regulations or if the Company uses more hazardous materials in the future. Please see page 17 of Amendment No. 2.

Raising additional capital . . . , page 21
7.	Please revise under this heading and under “Liquidity and Capital Resources” at page 37 to disclose the supplemental information included in your response to prior comment 18.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 21 and 38 of Amendment No. 2.
Selected Financial Data, page 27
8.	We note that you refer to March 31, 2010, March 31, 2009 and the period from May 1, 2007 (date of inception) to March 31, 2010 amounts as unaudited. Please revise to remove the word ‘unaudited’ from the tables of financial information in your MD&A to avoid giving the impression that unmarked information is audited.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 6 and 27 of Amendment No. 2.
Management’s Discussion and Analysis . . . , page 28
9.	We note the list of future trends or events you provided in response to prior comment 13. You provide little or no assessment of the likelihood of such events occurring or any analysis of such trends or events, therefore we reissue the comment. Also, please explain why your analysis does not address the trend toward managed healthcare disclosed by you in the penultimate paragraph on page 59.

Response: The Company has revised the Form S-1 in response to the Staff’s comment, including to add a discussion of the trend toward managed healthcare. Please see page 29 of Amendment No. 2.
Royalty Payments, page 40
10.	We note your response to prior comment 19. With respect to the reversion rights referenced in the final paragraph of this section, please revise to provide additional detail as to how these rights operate. For example, please disclose:
•	how, and by whom, the determination will be made that you have ceased commercializing either the eSVS MESH or the Brushed Graft Product (for instance, what does it mean to cease commercialization; and would there be a distinction between suspending commercialization, or being unable to commercialize at this time, and ceasing commercialization?);

•	how the rights work procedurally (i.e., are certain notices required, must certain time periods elapse?);

•	whether you would retain any rights in the core intellectual property, including rights to payments, after the reversion; and

•	whether there are any termination fees and the parties that would bear any costs related to termination.
Note that the bullets above are not intended as an exhaustive list of material terms to be discussed. Please revise as necessary.
Response: The Company’s understanding of the reversion rights is based on the language of Article 3 of the October 9, 2007 Assignment and License Agreement (the “Agreement”), and the disclosure in the Form S-1 tracks the language of the Agreement closely. The Company is unable to provide much of the additional information you have requested because the Agreement does not address the issues raised and the Company has no reasonable basis to imply rights or definitions that do not exist in the Agreement.

One of the questions raised, however, can be answered by reference to the language of Article 3 and the disclosure currently provided in the Form S-1. You ask “how and by whom, the determination will be made that you have ceased commercializing . . .” The Agreement states in Section 3 that Medtronic may terminate “if Kips Bay determines to cease commercializing . . .” Therefore, the Company makes the determination. The Company has stated in the Form S-1 that under certain circumstances Medtronic may terminate “if we determine to cease commercializing. . .” and believes this makes clear that the Company makes the determination.

The Company believes that it has provided all the material information available to the Company regarding the reversion by both summarizing the material terms of the Agreement in accordance with the applicable rules and regulations of the Commission, other than the terms for which confidential treatment has been sought, and filing the Agreement as an exhibit to the Registration Statement. However, the Company has revised the Form S-1 to address the lack of a definition of “commercializing” in the Agreement. Please see pages 41 and 54 of Amendment No. 2.
Conduct trials to expand indications . . . , page 43
11.	We note your response to prior comment 24 and reissue in part. Please disclose the expected costs of these trials to you.

Response: The Company has revised the Form S-1 in response to the Staff’s comment to add the expected costs of these trials in the “Research and Development Expenses” section of Management’s Discussion and Analysis, where the Company believes it is most appropriate to address them. Please see page 30 of Amendment No. 2.

12.	In addition, please revise to update the status of these trials and their expected timetables for completion, if known.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 51 of Amendment No. 2.
Europe and Other International Markets, page 50
13.	We note your response to prior comment 28. However, it is unclear why you believe that the CE Mark will allow you to begin regulatory submissions to other markets. Do regulators in these markets consider whether a CE Mark has been obtained by an applicant? Clarify.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 51 of Amendment No. 2.
Intellectual Property, page 51
14.	We note your response to prior comment 29. Please revise to prominently disclose this information in your prospectus summary.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 3 of Amendment No. 2.

15.	With a view towards disclosure, please tell us what steps are necessary to overcome the patent rejections. In addition, please disclose when you expect to receive final determinations with respect to your patent applications and your plans in the event that you are unable to overcome the patent rejections.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 52 and 53 of Amendment No. 2.

16.	We note your response to prior comment 31. Given that the Brushed Graft Product appears to be one of your primary products/initiatives, please provide additional analysis as to why you believe that the assignment should not be filed. Furthermore, it would appear that the assignment is necessary to a full understanding of the assignment and license agreement which is filed as an exhibit.

Response: The Company respectfully submits that the Brushed Graft Product is not one of its “primary products/initiatives.” As such, the Company has not described the Brushed Graft Product in the “Summary” section of the Form S-1 or those sections of the “Business” section that discuss the Company’s product development initiatives. Instead, the Company has described the Brushed Graft Product only in connection with the discussion of the Assignment and License Agreement with Medtronic because it was a material element of that agreement. While the Company has undertaken some activities to develop and commercialize the Brushed Graft Product, the focus of the Company’s efforts has been on the eSVS MESH for CABG surgery and additional applications. The Company does not consider the Brushed Graft Product a primary product or initiative at this time. Nevertheless, as requested, the Company has filed the Assignment relating to the Brushed Graft Product as Exhibit 10.29 to Amendment No. 2.

17.	Please revise the second-to-last paragraph of this section for clarity.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 41 and 53 of Amendment No. 2.
Competition, page 52
18.	Your disclosure indicates that you are competing against other forms of treatment. Therefore, it would appear that the fail rate of CABG is a relevant competitive feature. Is the fail rate of CABG less than that of other forms of treatment? Please more clearly explain why you believe that fail rate is not a competitive disadvantage or revise your disclosure to provide the information requested by our prior comment 34.

Response: The Company has revised the disclosure on page 54 of Amendment No. 2. The Company respectfully submits that factors relating to the growth or decline in the number of CABG procedures, such as the failure rate of CABG surgery, are discussed in the “Industry Background” of the Form S-1. The Company does not believe that the failure rate of CABG surgery is a direct competitive disadvantage of the eSVS MESH. Similarly, the fact that CABG is the only recommended procedure for patients with triple vessel disease is not a direct competitive advantage of the eSVS MESH. Both of these factors relate to the selection of CABG surgery by physicians over other methods of treating coronary artery disease.
Third-Party Reimbursement, page 59
19.	We note your response to prior comment 36. However, your disclosure continues to focus disproportionately on the U.S. market rather than the European markets in which you will initially operate. Please revise to expand your discussion of the third-party reimbursement systems in relevant European markets. In so doing, specify the countries in which you will focus your efforts and the likelihood of encountering difficulties related to this process. For instance, and without limitation, your revised disclosure should address whether your device would be classified as an existing DRG in Germany and the impact of the classification on your business.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please note that the Company has reordered the disclosure so that the discussion of reimbursement in the United States follows the discussion of reimbursement in European countries, but the Company did not make any material changes to the discussion of U.S. reimbursement, except as discussed in the response to comment #20 below. Please see pages 61 through 65 of Amendment No. 2.

20.	Refer to the spillover paragraph at the bottom of page 60. With a view towards disclosure, please tell us the procedure for seeking approval for a hospital inpatient New Technology Add-On Payment. In addition, please tell us whether failure to receive this approval would have an adverse impact on your business.

Response: The Company has revised the Form S-1 to combine the two paragraphs that address new technology add-on payments and provide additional information regarding the approval process. Please see pages 64 and 65 of Amendment No. 2.

The Company does not expect that failure to receive approval for an add-on payment would have an adverse impact on the Company’s business because existing MS-DRGs already reimburse CABG procedures at a high level, and the Company believes that physicians and hospitals would be willing to use the eSVS MESH even if an add-on payment is not approved.
Investment Agreement with Kips Bay Investments, LLC, page 76
21.	Refer to the final sentence of this section. Please disclose, if true, that KBI’s approval of the issuance of common stock in this offering was required.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 80 of Amendment No. 2.
Exhibits
22.	We note your responses to prior comments 59 and 60. Because we may have further comments on these exhibits, please file them as soon as practicable so that the staff may have adequate time to review and comment.

Response: The Company has filed additional outstanding exhibits with Amendment No. 2, and the Company will file all remaining material agreements and otherwise outstanding exhibits as soon as practicable.
We believe that this response letter, together with Amendment No. 2 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 2, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 2, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,

/s/ Robert K. Ranum Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Frank F. Rahmani , Esq.
John T. McKenna, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC